================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                               ------------------





                                  SCHEDULE 13D
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                                (AMENDMENT NO. 2)

                            National Processing, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)




                           Common Shares, No Par Value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   637229 10 5
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)


                             David L. Zoeller, Esq.
                            National City Corporation
                             1900 East Ninth Street
                              Cleveland, Ohio 44114
                                  216-575-2000

                                 With a copy to:


                           Christopher M. Kelly, Esq.
                           Jones, Day, Reavis & Pogue
                               901 Lakeside Avenue
                              Cleveland, Ohio 44114
                                 (216) 586-3939

--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  June 22, 1999
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].



                         (Continued on following pages)
                               (Page 1 of 4 pages)

================================================================================

         This statement amends and supplements the Statement on Schedule 13D, as amended (the "Schedule 13D"), filed with the Securities and Exchange Commission by National City Corporation, a Delaware corporation ("National City"), in connection with its ownership of common shares, no par value, of National Processing, Inc., an Ohio corporation (the "Company"). Unless otherwise defined herein, all capitalized terms used herein shall have the meanings ascribed to them in the Schedule 13D.

Item 4.        Purpose of Transaction.

         Item 4 is hereby amended to add the following at the end thereof:

         On June 22, 1999, National City issued a press release announcing Parent's intention to commence a tender offer to acquire all publicly held shares of the Company at a price of $9.50 per share in cash.

Item 7.       Material to be Filed as Exhibits.

         Item 7 is hereby amended to add the following at the end thereof:

         Exhibit 99.4:     Press Release, dated June 22, 1999

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 22, 1999                  NATIONAL CITY CORPORATION


                                       By:    /s/  Robert G. Siefers
                                          ------------------------------------
                                          Name:    Robert G. Siefers
                                          Title:   Vice Chairman and Chief
                                                   Financial Officer

                                  EXHIBIT INDEX
                                  -------------



EXHIBIT
NO.                                     DESCRIPTION
--------                                -----------


99.4              Press Release, dated June 22, 1999